SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fisher Communications, Inc.

(Name of Issuer)

Common Stock – Par Value $1.25

(Title of Class of Securities)

337756 20 9

(CUSIP Number)

Sharon J. Johnston, 100 Fourth Avenue North, Suite 510, Seattle, WA 98109 –(206) 404-6048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-(c)

☒	Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337756 2 0 9	SCHEDULE 13G (Amendment No. 3)	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) George Fisher Warren, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,264
6. SHARED VOTING POWER 393,139 Shares (Trustee of Lula Fisher Warren Trust) 319,944 Shares (Warren Investment Company)
7. SOLE DISPOSITIVE POWER 2,264
8. SHARED DISPOSITIVE POWER 393,139 Shares (Trustee of Lula Fisher Warren Trust) 319,944 Shares (Warren Investment Company)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,347 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.30%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

Item 1(a).	Name of Issuer:

Fisher Communications, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Fourth Avenue North, Suite 510, Seattle, WA 98109

Item 2(a).	Name of Person Filing:

George F. Warren, Jr.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

272 Cline Road, Sequim, WA 98382

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities

Common Stock, $1.25 per value

Item 2(e).	CUSIP Number

337756 20 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.    ☐

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 715,347 shares

(b) Percent of class: 8.30%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 2,264 shares

(ii) Shared power to vote or to direct the vote 713,083 shares

(iii) Sole power to dispose or to direct the disposition of 2,264 shares

(iv) Shared power to dispose or to direct the disposition of 713,083 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005

(Date)

/s/ George F. Warren, Jr.

(Signature)

George F. Warren, Jr.

(Name/Title)